UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K/A
(Amendment No. 1)
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of: July 2008
Commission File Number: 000-50393
BELLUS Health Inc.
275 Armand-Frappier Boulevard
Laval, Québec
H7V 4A7
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.
Form 20-F ☐     Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐   No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐   No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.
Yes ☐   No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES:
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

July 23, 2008	BELLUS Health Inc.
	By:	/s/ David Skinner
David Skinner, Vice-President
General Counsel and Corporate Secretary

Explanatory Note
BELLUS Health Inc. (the “Registrant”) is furnishing this amendment on Form 6-K/A (the “Amendment”) to amend the report on Form 6-K furnished by the Registrant on July 18, 2008 (the ''Report”) by providing an English language translation of a document in the French language entitled “Debt and Option Purchase Agreement” made on the 15th day of July, 2008.

DEBT AND OPTION PURCHASE AGREEMENT
THIS AGREEMENT is made on the 15th day of July, 2008.

BY AND AMONG:	BELLUS HEALTH INC., a corporation organized under the Canada Business Corporations Act,

(herein referred to as the “Purchaser”)

AND:	INVESTISSMENT QUÉBEC, a legal person constituted under the Act respecting Investissement Québec and La Financiére du Québec,

(herein referred to as “IQ”)

AND:	INNODIA INC. a corporation organized under the Canada Business Corporations Act,

(herein referred to as the “Corporation”)

     WHEREAS on April 2, 2004, IQ made a loan offer to the Corporation, which offer was accepted on May 28, 2005 (as amended from time to time, the “Credit Agreement”) pursuant to which the Corporation is indebted to IQ for an amount of $13,000,000 in principal plus accrued interest up to and including the Closing Date (the “Purchased Debt”);
     WHEREAS pursuant to the Credit Agreement, IQ is the holder of an option to purchase 916,965 common shares of the Corporation at a price per share of $2.83544 (the “Option”);
     WHEREAS the Purchaser, pursuant to a share purchase agreement (the “Share Purchase Agreement”) of even date herewith shall, upon closing of the transactions contemplated in the Share Purchase Agreement, become directly or indirectly, the registered and beneficial owner of all the outstanding shares (the “Shares”) of the Corporation;
     WHEREAS the Purchaser wishes to purchase the Purchased Debt and any and all accessory rights relating thereto (the “Accessory Rights”), which accessory rights include the security more fully described in Schedule B hereto, granted to IQ by the Corporation in connection with the Purchased Debt (the “Security” and collectively with the Purchased Debt, including the Option, and the other Accessory Rights, the “Outstanding Indebtedness”) and IQ wishes to sell the entirety of the Outstanding Indebtedness on the terms and subject to the conditions of this Agreement.

NOW THEREFORE, THIS AGREEMENT WITNESSETH:
ARTICLE 1
DEFINITIONS
In this Agreement, the following terms shall have the following meaning:
“ABCP” means all of the asset backed commercial paper currently held by the Corporation having a face value of seven million dollars ($7,000,000);
“ABCP Book Value” means five million, seven hundred and seventy-five thousand dollars ($5,775,000);
“ABCP Differential” means thirty-nine and 77 one hundredths of a percent (39.77%) of the amount by which the ABCP Fair Market Value less the ABCP Book Value exceeds two hundred and fifty thousand dollars ($250,000);
“ABCP Fair Market Value” means the fair market value of the ABCP, excluding interest, as determined by the Purchaser, on the first anniversary of the Closing Date, including any amount of principal received in cash by the Corporation on account of the ABCP between the Closing Date and the first anniversary thereof. If no market exists for the ABCP at such time, then the value of the ABCP, excluding interest, shall be the estimated discount liquidation value thereof as determined by an appraiser or an independent national or international firm of auditors designated by the Purchaser, such designation to be final and executory as regards the parties, and the fees of such appraiser or firm shall be deducted from the ABCP Fair Market Value on a dollar-for-dollar basis;
“Affiliate” has the meaning set forth in the Canada Business Corporations Act, as amended;
“Agreement” means this agreement together with the preamble and all schedules attached hereto, the whole as may be amended, supplemented or restated from time to time;
“BELLUS Shares” means common shares in the share capital of the Purchaser;
“Encumbrance” means: (i) any interest in property (whether real (immovable), personal (movable) or mixed, and whether tangible or intangible) which secures an obligation owed to, or a claim by, a Person other than the owner of such property, whether such interest is based on the common law, statute or contract, including, without limitation, any such interest arising from a lease, mortgage, hypothecation, charge, pledge, security agreement, conditional sale, trust receipt or deposit in trust, or arising from a consignment of bailment given for security purposes (other than a trust receipt or deposit given in the ordinary course of business which does not secure any obligation for borrowed money), (ii) any encumbrance upon such property which does not secure such an obligation, and (iii) any exception to or defect in the title to or ownership interest in such property, including, without limitation, reservations, rights of entry, possibilities of reversion, encroachments, easements, rights of way, restrictive covenants, licenses and profits à prendre;
“Financial Statements” means the following financial statements which have been made available to the Purchaser in respect of the Corporation: (i), audited consolidated balance sheet, consolidated statement of loss and deficit, and consolidated statement of cash flows, each for the year ended September 30, 2007, and notes thereto; and the Interim Financial Statements;
“First Tranche Purchase Price” means nine hundred and ninety-four thousand, two hundred and fifty dollars ($994,250);
“First Tranche Shares” means that number of BELLUS Shares to be issued upon Closing equal to the First Tranche Purchase Price divided by the Market Price calculated on the date hereof, rounded down to the nearest whole share;
“GAAP” means Canadian generally accepted accounting principles as in effect from time to time, including those set forth in the Handbook of the Canadian Institute of Chartered Accountants, which are applicable to the circumstances as of the date of determination;
“Intellectual Property Rights” shall mean any and all, whether domestic or foreign, patents, patent applications, patent rights, trade secrets, confidential business information, formula, biological or chemical processes, compounds, cell lines, fungi, yeast, laboratory notebooks, algorithms, copyrights, mask works, claims of infringement against third parties, licenses, permits, license rights to or of technologies, contract rights with employees, consultants or third parties, tradenames, trademarks, trademark applications, trademark rights, domain names, inventions and discoveries, and other such rights generally classified as intangible, intellectual property assets in accordance with generally accepted accounting principles;
“Interim Statements” means an audited consolidated balance sheet, consolidated statement of loss and deficit, and consolidated statement of cash flows, each for the 7 month period ending on April 30, 2008 and notes thereto in respect of the Corporation;
“Laws” means all applicable common law and federal, state, provincial, municipal, local and foreign statutes, codes, ordinances, decrees, rules, regulations, by-laws, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, rulings or awards, policies and guidelines, and “Law” means any of the foregoing;
“Market Price” means the volume weighted average trading price of the BELLUS Shares, calculated by dividing the total value by the total volume of BELLUS Shares traded for the five (5) trading days immediately preceding the applicable date on the TSX;
“NASDAQ” means the National Association of Securities Dealers Automated Quotation system;
“ordinary course” means, with respect to an action taken by a Person, that such action is:
(a)	consistent with the past practices of such Person and the common practice in such Person’s industry; and

(b)	taken in the ordinary course of the normal day-to-day operations of such Person;
“Person” means an individual, corporation, cooperative, partnership, trust, unincorporated association, entity or governmental authority, agency or body;

“Purchase Price” means the First Tranche Purchase Price plus the Second Tranche Purchase Price;
“Second Tranche Purchase Price” an amount equal to the ABCP Differential, if any;
“Second Tranche Shares” that number of BELLUS Shares, if any, that may be issued on the first anniversary of the Closing Date, at the option of the Purchaser, equal to the Second Tranche Purchase Price divided by the Market Price calculated on the day of the first anniversary of the Closing Date, rounded down to the nearest whole share;
“Securities Laws” means any federal or state securities laws within the United States or federal, provincial or territorial securities laws within Canada, together with any rules and regulations thereunder;
“Subsidiaries” means Innodia SAS and 4126335 Canada Inc.; and
“TSX” means the Toronto Stock Exchange;
ARTICLE 2
PURCHASE AND SALE
2.1	Purchase and Sale of Outstanding Indebtedness
     The Purchaser, in reliance upon the representations, warranties, covenants and agreements of IQ contained herein and subject to the terms and conditions of the present Agreement, hereby agrees to purchase the Outstanding Indebtedness from IQ on the Closing Date, and IQ hereby agrees that on the Closing Date it shall sell, transfer, assign and deliver to the Corporation the entirety of the Outstanding Indebtedness in consideration for the Purchase Price.
2.2	Payment of Purchase Price
(a)	The First Tranche Purchase Price shall be payable to IQ by the issuance of the First Tranche Shares upon Closing;

(b)	The Second Tranche Purchase Price, if any, shall be payable to IQ by either of the following methods of payment, which method shall be determined by the Purchaser in its sole discretion, subject to the method of payment selected being the same as that applied to the payment of the second tranche purchase price under the Share Purchase Agreement:
(i)	by the issuance of the Second Tranche Shares on the first anniversary of the Closing Date; or

(ii)	by the payment in cash of the Second Tranche Purchase Price, (by cheque or wire transfer) on the first anniversary of the Closing Date.

2.3	Adjustment
     Should the payment of the second tranche purchase price under the Share Purchase Agreement, which for greater certainty is equal to one million one hundred thirty-one thousand one hundred twenty-five dollars ($1,131,125), as such payment may be adjusted thereunder, be reduced by reason of an indemnification payment by the Corporation in favour of the Purchaser on the basis of the Financial Statements, including, inter alia, the representations and warranties of the Corporation set forth in Articles 6.11, 6.17 and 6.30 of the Share Purchase Agreement, then the Second Tranche Purchase Price shall accordingly be reduced by an amount representing thirty-nine and 77 one hundredths of a percent (39.77%) of the amount of such reduction.
ARTICLE 3
CLOSING
The date of Closing shall be the closing date of the transactions contemplated under the Share Purchase Agreement (the “Closing Date”), and all events required to occur on the Closing Date pursuant hereto (the “Closing”) shall take place at 10:00 a.m. (the “Closing Time”) on the Closing Date at the Montreal offices of Davies Ward Phillips & Vineberg LLP. The delivery of all documents and actions taken at the Closing shall all be considered parts of a simultaneous transaction and no delivery of documents or action taken shall be considered completed until all required documents have been delivered and other required action taken.
At Closing, upon fulfillment of all of the conditions set forth herein which have not been waived in writing by IQ or the Purchaser in accordance with Article 9 and Article 10 hereof, IQ shall sell and the Purchaser shall purchase from IQ, the Outstanding Indebtedness and the Purchaser shall pay, and IQ shall accept payment of the Purchase Price, and IQ shall deliver the Acknowledgement referred to in Article 6.1 of this Agreement, all as set forth herein.
ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF IQ
IQ hereby represents and warrants to and in favour of the Purchaser as follows and acknowledges that the Purchaser is relying upon such representations and warranties in entering into the transactions contemplated by this Agreement.
4.1	Authorization of Agreement
     IQ has the full and legal right and authority to enter into and perform its obligations under this Agreement and the execution, delivery and performance by IQ of this Agreement and all other documents contemplated by this Agreement to be delivered by it have been or will be duly and validly authorized by all the required corporate action, and this Agreement has been duly executed by IQ.

4.2	Enforceability
     This Agreement constitutes, or upon the execution hereof shall constitute, a valid and binding obligation of IQ, enforceable against IQ in accordance with its terms.
4.3	Title to Outstanding Indebtedness
     The Outstanding Indebtedness has not been previously sold, transferred or hypothecated by IQ. The Outstanding Indebtedness exists and is currently valid. IQ has all rights, title and interest the entirety of the Outstanding Indebtedness, free and clear of all Encumbrances, and upon Closing, the Purchaser will acquire valid and indefeasible title to the Outstanding Indebtedness, free and clear of any Encumbrance. No Person, other than the Purchaser, has any agreement, option, understanding or commitment for the purchase or other acquisition from IQ of any of the Outstanding Indebtedness or of any rights in or to the Outstanding Indebtedness.
4.4	Proceedings respecting the Outstanding Indebtedness
     There are no actions, suits, proceedings or claims pending or, to the knowledge of IQ, threatened against or relating to IQ with respect to or in any manner affecting the ownership by IQ of the Outstanding Indebtedness or that would adversely affect the ability of IQ to execute and deliver this Agreement and/or consummate the sale by IQ of the Outstanding Indebtedness.
4.5	No Violation
     The execution, delivery and performance of this Agreement by IQ does not (i) constitute a default under the Credit Agreement (ii) result in the acceleration of any rights or obligations of any parties under the Credit Agreement, and (iii) does not require the consent or approval of any party pursuant to the Credit Agreement, other than IQ and the Corporation, both of whom shall have been deemed to have granted any such consents or approvals by execution of this Agreement.
ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER
The Purchaser and the Corporation hereby represent and warrant to and in favour of IQ, each in respect of itself and not on a solidary basis, as follows and acknowledges that IQ is relying upon such representations and warranties in entering into the transactions contemplated by this Agreement.
5.1	Incorporation and Capacity

Each of the Purchaser and the Corporation is a corporation duly incorporated and organized under the Canada Business Corporations Act, and is a valid and subsisting corporation in good standing under such act and each of the Purchaser and the Corporation have the corporate power and authority to consummate the transactions contemplated hereby.

5.2	Authorization of Agreement

Each of the Purchaser and the Corporation has the full and legal right and authority to enter into and perform its obligations under this Agreement and the execution, delivery and performance by each of the Purchaser and the Corporation of this Agreement and all other documents contemplated by this Agreement to be delivered by it have been duly and validly authorized by all the required corporate and shareholder action and this Agreement has been duly executed by each of the Purchaser and the Corporation.
5.3	Enforceability

This Agreement constitutes, or will constitute upon execution hereof, a valid and binding obligation of the Purchaser and of the Corporation, enforceable against each party in accordance with its terms.
5.4	Issuance of BELLUS Shares

All of the First Tranche Shares, and, if applicable, the Second Tranche Shares, shall be validly issued and outstanding as fully paid and non-assessable shares in the share capital of the Purchaser. None of the First Tranche Shares or, if applicable, the Second Tranche Shares, will be issued in violation of applicable Laws or Security Laws. The Purchaser shall use all commercially reasonable efforts to cause (a) the First Tranche Shares to be listed and posted for trading on the TSX and the NASDAQ by the Closing Date and (b) if applicable, the Second Tranche Shares to be listed and posted for trading on the TSX and the NASDAQ by the first anniversary of the Closing Date.
ARTICLE 6
ACKNOWLEDGEMENT
6.1	Acknowledgement
     Upon payment of the First Tranche Purchase Price by the Purchaser, IQ shall deliver to the Corporation a written acknowledgement (the “Acknowledgement”) which shall confirm that IQ holds no further right or claim, of any nature whatsoever, against the Corporation or against any of its Affiliates as at the Closing Date.
ARTICLE 7
COVENANTS AND AGREEMENTS
The Parties hereby covenant and agree that from and after the date hereof and until the Closing Date:
7.1	Closing conditions pertaining to IQ
     IQ shall use its best efforts to take, or cause to be taken, all measures, and to do, or cause to be done, all things necessary, proper or advisable to: (i) cause the conditions in Article 9 hereof to be satisfied, and to (ii) consummate the transactions contemplated herein, and IQ shall not take any action that will have the effect of unreasonably delaying, impairing or impeding the receipt of any authorizations, consents, orders or approvals to be sought pursuant to this Agreement.
7.2	Closing conditions pertaining to the Purchaser
     The Purchaser shall use its best efforts to take, or cause to be taken, all measures, and to do,

or cause to be done, all things necessary, proper or advisable to: (i) cause the conditions in Article 10 to be satisfied, and to (ii) consummate the transactions contemplated herein and the Purchaser shall not take any action that will have the effect of unreasonably delaying, impairing or impeding the receipt of any authorizations, consents, orders or approvals to be sought pursuant to this Agreement.
7.3	Confidentiality
(a)	IQ undertakes to the Purchaser and the Corporation that it will not, at any time following the Closing, disclose in any manner whatsoever to any Person, nor use, directly or indirectly, any Confidential Information related to the business of the Corporation or its Subsidiaries which it may have acquired in the course of its involvement with the Corporation and its Subsidiaries;

(b)	“Confidential Information” means information relating to:
(i)	the business affairs, know-how and trade secrets of the Corporation and its Subsidiaries;

(ii)	the customers and suppliers of the Corporation and its Subsidiaries or

(iii)	the present and contemplated services, techniques, modes of service, marketing, promotion, locations, sources of supply, sources of customers, sources of financing and the Intellectual Property Rights of the Corporation and any of its Subsidiaries;
but does not include information generally available to the public; and
(c)	notwithstanding the foregoing, IQ may disclose Confidential Information as required by applicable Law or by a court order or in any legal or arbitration proceeding related to this Agreement.
7.4	Holding of BELLUS Shares
For so long as IQ holds any BELLUS Shares issued pursuant to this Agreement, IQ shall comply with all Securities Laws and all rules, regulations and policies of all stock exchanges upon which the BELLUS Shares may from time to time trade, including, without limitation, with all applicable seasoning periods and re-sale restrictions. The parties specifically acknowledge that BELLUS Shares shall be subject to a resale restriction for a period of four (4) months after the Closing Date and that the share certificates representing the BELLUS Shares issued hereunder shall bear the following Legend: “unless permitted under securities legislation, the holder of this security must not trade the security before November 18, 2008” .
ARTICLE 8
COVENANT OF THE PURCHASER REGARDING
EMPLOYEES OF THE CORPORATION
The Purchaser hereby covenants and agrees in favour of IQ that following the date hereof and for a period of twelve (12) months thereafter (the “Employment Period”), it shall cause the Corporation to maintain at least ten (10) employees of the Corporation (the “Employees”) and, for the purposes of this covenant, the following provisions apply:
(a)	on the Closing Date, the Purchaser shall provide IQ with a list setting forth the name and nature of employment of every employee of the Corporation;

(b)	if an employee voluntarily leaves his or her employment with the Corporation or is dismissed for cause, such employee shall continue to be counted as an employee of the Corporation, thus ensuring that the Purchaser will not be in breach of this covenant;

(c)	if an employee is laid off or dismissed for a reason other than for cause, then the Purchaser may replace such employee within sixty (60) days with a new hiree (i.e., a person who is not an employee already in the employ of the Purchaser or of any of its Affiliates) without the Purchaser being in breach of this covenant;

(d)	an employee may be transferred to an Affiliate of the Purchaser and shall continue to be considered an employee of the Corporation for the purpose of this covenant; and

(e)	at the end of the twelve (12) month period, the Purchaser shall issue an attestation, signed by its President or CFO, accompanied by the list of employees of the Corporation after the aforementioned twelve (12) month period, of replacement employees and of employees transferred to other Affiliates of the Purchaser, as the case may be, with all pertinent information related thereto for the purpose of determining whether the Purchaser has complied with the covenant set forth in this Article 8.
In the event of a breach of this Article 8, for each Employee who is not maintained by the Corporation during the Employment Period, the Purchaser shall pay to IQ two thousand and eighty three dollars ($2,083) for each month during the Employment Period that such employee is not employed by the Corporation, pro rata in the event of a partial month.
ARTICLE 9
CLOSING CONDITIONS IN FAVOUR OF
THE PURCHASER
The obligations of the Purchaser under this Agreement are subject to the fulfilment, prior to or on the Closing Date, of the following conditions:
9.1	Representations, Warranties and Covenants
(a)	Each of the representations and warranties of IQ contained in this Agreement shall be true and correct (i) as of the date hereof and (ii) in all material respects as of the Closing Date, with the same force and effect as if such representations and warranties had been made on and as of such date and IQ shall deliver to the Purchaser a certificate dated as of the Closing Date and executed by a duly authorized representative of IQ to such effect.

(b)	IQ shall have performed all covenants and agreements required to be performed by it and shall not be in default under any of the provisions of this Agreement on or prior to the Closing Date and IQ shall deliver to the Purchaser a certificate dated as of the Closing Date and executed by a duly authorized representative of IQ to such effect.
9.2	Certificates
     IQ shall have delivered all such certified resolutions, and certificates with respect to this transaction as the Purchaser or their counsel may reasonably require and a legal opinion, in form and substance as set forth in the draft legal opinion attached hereto as Schedule E.
9.3	Corporate Action
     All requisite action by IQ shall have been duly taken on or prior to the Closing Date to authorize and approve the consummation of the transactions contemplated hereby.
9.4	Share Purchase Agreement
     The transactions contemplated by the Share Purchase Agreement shall be consummated concurrently with the Transactions contemplated herein at the Closing Time.
9.5	Stock Exchange Approval
     The TSX and the NASDAQ shall have approved the issuance and the listing on the TSX and the NASDAQ of all of the BELLUS Shares issuable hereunder, on a registration and prospectus exempt basis and otherwise without conditions which, in the sole discretion of the Purchaser, would be unfavourable to the business of the Purchaser, including with respect to the Market Price.
9.6	Acknowledgement
     IQ shall deliver to the Corporation the Acknowledgement as contemplated in Article 6.1 hereof.
9.7	Assignment Agreement
     IQ shall execute an assignment agreement in the form attached as Schedule C hereto assigning all of its rights, title and interest in and to the Outstanding Indebtedness to the Purchaser and shall sign all documents, notices and forms as are necessary to perfect, evidence and render the assignment of the Outstanding Indebtedness contemplated therein enforceable against third parties, which documents, notices and forms shall be drafted by the Purchaser and submitted to IQ at least ten (10) days before the Closing Date
ARTICLE 10
CLOSING CONDITIONS IN FAVOUR OF IQ
The obligations of IQ under this Agreement are subject to the fulfilment prior to or on the Closing Date of the following conditions:

10.1	Representations, Warranties and Covenants
(a)	Each of the representations and warranties of the Purchaser and the Corporation contained in this Agreement shall be true and correct (i) as of the date hereof and (ii) in all material respects as of the Closing Date with the same force and effect as if such representations and warranties had been made on and as of such date, and IQ shall have received a certificate signed by a duly authorized representative of the Purchaser and the Corporation to such effect; and

(b)	The Purchaser and the Corporation shall have performed in all material respects all covenants and agreements required to be performed by it and shall not be in default in any material respect under any of the provisions of this Agreement on or prior to the Closing Date and IQ shall have received a certificate signed by a duly authorized representative of the Purchaser and the Corporation to such effect.
10.2	Certified Copies of Resolution
     The Purchaser and the Corporation shall have delivered to IQ a certified copy of the resolution of the board of directors of the Purchaser and of the Corporation approving the Agreement, including the obligations set forth in Article 8 hereof, and a certified copy of the resolution of the Purchaser’s board of directors approving the issuance of the BELLUS Shares as contemplated hereunder and further approving all other transactions contemplated hereunder.
10.3	Legal opinion
     The Purchaser shall provide IQ with a legal opinion from its legal counsel to the effect that the First Tranche Shares constitute, and that the Second Tranche Shares will, once issued, constitute validly issued and outstanding shares of the Purchaser and that the Purchaser has complied with all applicable securities legislation regarding the issuance thereof, the whole in accordance with the form draft legal opinion attached hereto as Schedule D.
10.4	Share Purchase Agreement
     On Closing, the Share Purchase Agreement shall have been fully executed and it shall contain terms and conditions similar to those set forth in the draft share purchase agreement attached hereto as Schedule A and all the transactions contemplated under the Share Purchase Agreement shall have been consummated concurrently with the transactions stipulated herein.
ARTICLE 11
EXTENSIONS AND WAIVERS
     A party may, by written agreement:
(a)	extend the time for the performance of any of the obligations or other acts of the other parties hereto;

(b)	waive any inaccuracies in the warranties, representations, covenants or other undertakings of other parties contained in this Agreement or in any document delivered pursuant to this Agreement; or

(c)	waive compliance with or modify any of the warranties, representations, covenants or other undertakings or other obligations of the other parties contained in this Agreement or waive or modify the performance thereof by any of the other parties hereto.
Any agreement on the part of a party for any such extension, modification or waiver shall be validly and sufficiently authorized for the purpose of this Agreement if given in writing appropriately signed by the party in whose favour such obligation, act, warranty, undertaking or representation enures. No other action, including but without limitation, any investigation, by or on behalf of a party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representation, warranty, covenant, undertaking or obligation contained herein or in any modification or amendment hereto.

Waiver of performance or satisfaction of timely performance or satisfaction of any condition, covenant, requirement, obligation or warranty by one party shall not be deemed to be a waiver of the performance or satisfaction of any other condition, covenant, requirement, obligation or warranty unless specifically consented to in writing.
ARTICLE 12
TERMINATION AND ABANDONMENT
     The transactions contemplated herein may be terminated and/or abandoned, with no penalty to any party if the condition set forth in Article 9.4 is not fulfilled prior to August 31, 2008.
ARTICLE 13
NOTICES
Any notice or other communication permitted or required to be given hereunder by one party to the other shall be in writing and shall be delivered by hand or by courier service or by fax machine to the party entitled or required to receive the same, as follows:

IF TO THE PURCHASER:	BELLUS Health Inc. 275 Boulevard Armand-Frappier Laval, Québec H7V 4A7

Fax No: 450-680-4501

Attention: Vice President, Finance & Chief Financial Officer, Vice President, General Counsel

WITH A COPY TO:	(which shall not constitute notice to the Purchaser):

Davies Ward Phillips & Vineberg LLP 1501 McGill College Avenue 26th Floor Montreal, Québec H3A 3N9

Fax No: 514-841-6499

Attention: Mtre Richard D. Cherney

IF TO THE CORPORATION:	INNODIA INC. 500 Cartier Blvd. West Suite 132 Laval, Québec H7V 5B7

Fax No: 450-680-4501

Attention: Vice President, Finance

WITH A COPY TO:	(which shall not constitute notice to the Purchaser):

Davies Ward Phillips & Vineberg LLP 1501 McGill College Avenue 26th Floor Montreal, Québec H3A 3N9

Fax No: 514-841-6499

Attention: Mtre Richard D. Cherney

IF TO IQ:	INVESTISSEMENT QUÉBEC 393 Rue Saint-Jacques Suite 500 Montréal, Québec H2Y 1N9

Fax No: (514) 873-9917

Attention: Secretariat and Legal Services

WITH A COPY TO:	(which shall not constitute notice to IQ):

Gowling Lafleur Henderson LLP 1 Place Ville Marie Suite 3700 Montréal, Québec H3B 3P4

Fax No: (514) 878-1450

Attention: Mtre Alain Morin
Notice delivered as aforesaid shall be deemed received on the date of actual delivery thereof. Each party may change its address by notice delivered in like manner. Notices and other communications may be signed by any officer of any party hereto or by their respective legal counsel.
ARTICLE 14
EXPENSES
The Purchaser shall bear and pay (i) all costs, expenses and fees (including, without limitation, counsel and accounting fees) (collectively the “Fees”) incurred by it in connection with this Agreement and the transaction provided for herein and (ii) the fees incurred by IQ in connection with this Agreement and the transactions provided for herein (including attorneys’ fees and disbursements up to a maximum of eleven thousand five hundred dollars ($11,500) (the “Cap”). All fees in excess of the foregoing Cap shall be borne and paid by IQ. Notwithstanding the foregoing, the Corporation shall pay IQ a fee of fifteen thousand dollars ($15,000) in respect of internal amendment expenses upon Closing.
ARTICLE 15
KNOWLEDGE
For the purposes of this Agreement, “knowledge” or similar words with respect to any matter, shall mean the actual knowledge of any of the officers or directors of IQ with respect to such matter so long as each such individual can demonstrate that he has made due inquiry in the circumstances regarding the relevant matter or, if any such individual cannot so demonstrate, the actual and constructive knowledge that such individual would have had after making due inquiry regarding the relevant matter.

ARTICLE 16
INTEGRATED CONTRACT, WAIVER AND MODIFICATION
This Agreement (including the schedules and exhibits hereto and the other documents and certificates delivered pursuant to the terms hereof) represent the complete and entire understanding and agreement between the parties hereto with regard to all matters involved in this transaction and supersedes any and all prior agreements, whether written or oral. No agreements or provisions, unless incorporated herein, shall be binding on the parties hereto. This Agreement may not be modified or amended nor may any covenant, agreement, condition, requirement, provision, warranty or obligation contained herein be waived, except in writing signed by the parties or, in the event that such modification, amendment or waiver is for the benefit of one of the parties hereto and to the detriment of the other, then the same must be in writing signed by the party to whose detriment the modification, amendment or waiver enures.
ARTICLE 17
GOVERNING LAW
This Agreement shall be construed in accordance with and governed by the Laws of the Province of Québec and the Laws of Canada applicable therein.
ARTICLE 18
ASSIGNMENT AND BINDING EFFECT
This Agreement and the provisions hereof shall enure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, personal representatives, successors and assigns.
ARTICLE 19
FURTHER ASSURANCES
Each of the parties shall execute and deliver all such further documents and do such other things as may necessary to give full effect to this Agreement.
ARTICLE 20
DESCRIPTIVE HEADINGS
The descriptive headings of the sections and articles of this Agreement are inserted for convenience only and shall not control or affect the meaning or construction of any of the provisions hereof.
ARTICLE 21
ENFORCEABILITY OF PROVISIONS
If any provisions of this Agreement or the application thereof to any Person or circumstance shall be invalid or unenforceable, then the remaining provisions of this Agreement or the application of such provisions to Persons or circumstances other than those as to whom or which it is held invalid or unenforceable, shall not be affected thereby, and every provision hereof shall be valid and enforceable to the fullest extent permitted by law.
ARTICLE 22
PLURAL, SINGULAR, GENDER
When the context in which the words are used in this Agreement indicates that such is the intent, words in the singular number shall include the plural and vice-versa. References to any gender shall include any other gender as may be applicable under the circumstances.
The terms “herein”, “hereof”, “hereunder”, and other words of similar import mean and refer to this Agreement as a whole and not merely as to the specific paragraph or clause in which the respective word appears, unless expressly so stated.
ARTICLE 23
PUBLICITY
Neither IQ, nor the Corporation shall make or issue, or cause to be made or issued, any announcement or written statement concerning this Agreement or the transactions contemplated hereby for dissemination to the general public without the prior written consent of the Purchaser.
ARTICLE 24
CURRENCY
All references to currency in this Agreement are in Canadian dollars.
ARTICLE 25
COUNTERPARTS
This Agreement may be executed in any number of separate counterparts by any one or more of the parties thereto, and all of said counterparts taken together shall constitute one and the same instrument. Transmission of facsimile copies of signed original signature pages of this Agreement shall have the same effect as delivery of the signed originals.
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IN WITNESS WHEREOF the parties hereto have executed this Agreement on the date first above stated.

BELLUS HEALTH INC.		INVESTISSMENT QUÉBEC

Per:	(signed) David Skinner	Per:	(signed) Johanne Pilon

Per:

INNODIA INC.

Per:	(signed) Mariano Rodriguez	Per:	(signed) François Mongrain

SCHEDULE A
DRAFT SHARE PURCHASE AGREEMENT

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SCHEDULE B
ACCESSORY RIGHTS

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A hypothec granted by the Corporation in favor of IQ published in the Register of Personal and Movable Real Rights (the “RPMRR”) under number 04-0414569-0001; and
A hypothec granted by 4126335 Canada Inc. in favor of IQ published in the RPMRR under number 04-0435782-0001.

SCHEDULE C
ASSIGNMENT AGREEMENT

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SCHEDULE D
PURCHASER’S LEGAL OPINION

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SCHEDULE E
IQ’S LEGAL OPINION

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